SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2008

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the transition period from _____________ to _____________

Commission file number 0-11129

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY TRUST BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY TRUST BANCORP, INC.
(Exact name of registrant as specified in its charter)

Kentucky	61-0979818
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification No.

346 North Mayo Trail Pikeville, Kentucky (address of principal executive offices)	41501 (Zip Code)

(606) 432-1414
(Registrant's telephone number)

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Financial Statements

As of December 31, 2008 and 2007 and For the Years Ended December 31, 2008 and 2007

Contents

Reports of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

Supplemental Schedules:

Schedule of Assets (Held at Year-End)	9

Schedule of Reportable Transactions	10

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

Schedules Omitted:

The following schedules are omitted because of the absence of conditions under which they are required:

Obligations in Default

Leases in Default

Report of Independent Registered Public Accounting Firm

Trustees and Participants
Community Trust Bancorp, Inc.
  Employee Stock Ownership Plan
Pikeville, Kentucky

We have audited the accompanying statements of net assets available for benefits of the Community Trust Bancorp, Inc. Employee Stock Ownership Plan (Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9, in 2008 the Plan changed its method of accounting for fair value measurements in accordance with Statement of Accounting Standard No. 157.

The accompanying supplemental schedule of assets (held at year end) and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Louisville, Kentucky
June 26, 2009
Federal Employer Identification Number:  44-0160260

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

Assets	2008	2007
Investments at fair value:
Community Trust Bancorp, Inc. common stock	$21,068,665	$15,657,825
Mutual funds	117,544	128,857
Cash equivalents	24,635	77,684
Total investments	21,210,844	15,864,366

Accrued interest and dividends receivable	171,630	164,906
Net assets available for benefits	$21,382,474	$16,029,272

See notes to financial statements.

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2008 and 2007

Additions:	2008	2007
Contributions	$1,183,962	$1,296,605
Transfer from Community Trust Bancorp, Inc Savings Plan		23,232,538
Total contributions, rollovers, and transfers	1,183,962	24,529,143

Investment income:
Net appreciation (depreciation) in fair value of investments	5,209,710	(7,723,223)
Interest and dividends	676,221	774,553
Total investment income (loss)	5,885,931	(6,948,670)

Deductions:
Benefits paid to participants	(1,716,691)	(1,551,201)

Increase in net assets	5,353,202	16,029,272

Net assets available for benefits
Beginning of year	16,029,272	0

End of year	$21,382,474	$16,029,272

See notes to financial statements.

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Notes to Financial Statements

As of December 31, 2008 and 2007, and For the Years Ended December 31, 2008
and 2007

1.  Description of Plan

The following description of the Community Trust Bancorp, Inc. Employee Stock Ownership Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document and Summary Plan Description for more complete information.

General

The Plan is an employee stock ownership plan covering substantially all employees of Community Trust Bancorp, Inc. (“CTBI”) and all participating subsidiaries, which include Community Trust Bank, Inc. and Community Trust and Investment Company (“CTIC”).  All amounts contributed to the Plan are held by the trustee, CTIC.  The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Through December 31, 2006, CTBI had combined its Employee Stock Ownership Plan with its 401(k) Plan in the form of a KSOP.  Effective January 1, 2007, the Plan was amended creating this separate Employee Stock Ownership Plan (ESOP) and a separate 401(k) Plan.

Eligibility

An employee becomes eligible to participate in the Plan on the entry date following the attainment of age twenty-one and completion of twelve consecutive months of employment in which the employee has at least 1,000 hours service.

Contributions

Each year CTBI shall make a discretionary contribution to the Plan in an amount not less than 3% of the compensation, as defined, of each participant.  The discretionary contributions are non-participant directed and are made directly in CTBI company stock.  During 2008 and 2007, the contribution percentage was 4%.

Participant Accounts

Each participant’s account is credited with employer discretionary contributions. Earnings or losses on the investments are allocated in proportion to the participant’s interest therein.

Each participant is entitled to exercise voting rights attributable to the shares of CTBI common stock allocated to the participant’s account and is notified by the Retirement and Employee Benefits Committee prior to the time that such rights are to be exercised.  The Retirement and Employee Benefits Committee is not permitted to vote any share for a participant.  The trustee votes shares for which a participant has given no instructions.

Investments

The Plan provides for the establishment of various investment funds including CTBI company stock.  Employer discretionary contributions are automatically invested in CTBI common stock. Once a participant satisfies diversification requirements, funds may be invested in other investments; therefore, the CTBI company stock includes both participant and non-participant directed funds.

Vesting

Vesting of an employee’s interest is 100% in cases of normal retirement at age sixty-five, death or total disability.  If a participant’s employment ceases for any other reason, the full value of his account is payable to him if he has completed at least 1,000 hours or more of vesting service for three plan years.  Forfeited employer contributions are allocated to the accounts of participants.

Payment of Benefits

Distribution of funds as a result of retirement or termination from employment may be made either in a lump sum payment (including CTBI common stock if elected) or payments in cash or CTBI common stock made in equal annual installments over any period of time not exceeding the joint life expectancy of the participant and his or her designated beneficiary.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.  Dividend income is recorded on the ex-dividend date.  Purchases and sales of securities are recognized on the trade date basis.

Cash Equivalents

The Plan considers investments in money market funds to be cash equivalents.

Valuation of Investments

Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the period.  Investments in mutual equity and bond funds are valued at the most recent selling price, which is based on the current market value of the securities in the fund.

Market Risks and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period.  Actual results could differ from those estimates.

The Plan invests in various mutual funds and CTBI common stock.  Investment securities, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan’s Sponsor as provided in the Plan Document.

Payment of Benefits

Distributions to participants are recorded to the Plan when payments are made.

3.  Investments

The fair values of individual investments that represent 5 percent or more of the Plan’s net assets are as follows as of December 31, 2008 and 2007:

	2008	2007

CTBI common stock, 573,297 and 568, 755 shares	$21,068,665	$15,657,825

During 2008 and 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $5,209,710 and ($7,723,223), as follows:

	2008	2007
CTBI common stock	$5,259,923	$(7,727,019)
Mutual funds	(50,213)	3,796
Net appreciation (depreciation) in fair value of investments	$5,209,710	$(7,723,223)

4.  Non-Participant Directed Investments

All Plan assets are non-participant directed, except upon participant satisfaction of diversification requirements. Information about the net assets and the significant components of the changes in net assets relating to the CTBI company stock is as follows:

Net assets	2008	2007
CTBI common stock	$21,068,665	$15,657,825

Changes in net assets:
Transfer from Community Trust Bancorp, Inc Savings Plan	0	$22,997,584
Dividends due on stock transfer	0	149,507
Assets acquired	1,081,667	965,500
Dividends	663,840	450,529
Assets disposed	(1,011,012)	(484,351)
Realized gain (loss) on disposition of assets	78,354	(132,059)
Net appreciation (depreciation) in fair value of investments	5,181,569	(7,594,960)
Benefits paid to participants	(583,578)	(693,925)
Net change	$5,410,840	$15,657,825

5.  Federal Income Tax Status

The Plan has requested but not yet obtained a determination letter in which the Internal Revenue Service has stated that the Plan and related trust are in compliance with the applicable requirements of the Internal Revenue Code, and therefore, not subject to tax.  However, the Plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

6.  Plan Termination

Although it has not expressed any intent to do so, CTBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participants will become fully vested in their accounts.

7.  Exempt Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  All amounts contributed to the Plan are held by the trustee, CTIC.  Professional fees for the administration and audit of the Plan, investment of assets, and trustee services are paid by CTBI.

The Plan held the following party-in-interest investments (at fair value) at December 31:

	2008	2007
CTBI common stock	$21,068,665	$15,657,825

8.  Terminated Participants

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan.  Amounts allocated to these participants were approximately $88,793 and $39,317 at December 31, 2008 and 2007, respectively.

9. Fair Value of Plan Assets and Liabilities

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157).  FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  FAS 157 has been applied prospectively as of the beginning of the year.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  FAS 157 also establishes a fair value hierarchy which requires a plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include Community Trust Bancorp, Inc. common stock, mutual equity and bond funds, and money market mutual funds.

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the FAS 157 fair value hierarchy in which the fair value measurements fall at December 31, 2008:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Community Trust Bancorp, Inc. common stock	$21,068,665	$21,068,665	$	$
Mutual funds	117,544	117,544
Money market funds	24,635	24,635
	$21,210,844	$21,210,844	$	$

10. Significant Estimates and Concentrations

Current Economic Conditions

The current economic environment presents employee benefit plans with unprecedented      circumstances and challenges, which in some cases have resulted in large declines in the fair value of investments.  The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

11. Subsequent Events

Decline in Market Value

Subsequent to December 31, 2008, the stock market experienced a significant decline in value.  As of June 15, 2009, the fair value of the Plan’s portfolio of Community Trust Bancorp, Inc. common stock declined by approximately 23% or $4.7 million.  The Plan has no immediate intention to liquidate any significant portion of the portfolio.

SUPPLEMENTAL SCHEDULES

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Form 5500, Schedule H, Part IV, Line 4i--
EIN 61-0979818, Plan #007
Schedule of Assets (Held at Year-End)
December 31, 2008

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Units, or Shares	Cost	Current Value

Mutual Funds
American Beacon Small Cap Value Fund	Equity Mutual Fund, 359 units	**	$4,137

Goldman Sachs M/C Value-Inst #864	Equity Mutual Fund, 369 units	**	8,192

Harbor International Fund #11	Equity Mutual Fund, 267 units	**	10,728

Meridian Growth Fund Inc	Equity Mutual Fund, 281 units	**	7,041

Vanguard Explorer Fund- Inv	Equity Mutual Fund, 10 units	**	401

Vanguard Index Tr 500 Port #40	Equity Mutual Fund, 344 units	**	28,604

Vanguard Index Trust Growth #9	Equity Mutual Fund, 3 units	**	59

Vanguard Windsor II Fund –Inv	Equity Mutual Fund, 1,374 units	**	26,266
			85,428
Fixed Mutual Funds
Vanguard Short Term Bond Index #132	Fixed Bond Fund, 840 units	**	8,635

Vanguard Total Bond Market IDC-INV	Fixed Bond Fund, 2,307 units	**	23,481
			32,116
Cash Equivalents
Goldman Sachs FS Gov’t MM FD #465	Money Market Fund, 24,574 shares	**	24,574

SEI Daily Income Gov’t Fund CL A #36	Money Market Fund, 61 shares	**	61
			24,635
Common Stock
Community Trust Bancorp, Inc. *	Common Stock, 573,297 shares	$10,136,816	21,068,665

Total assets held for investment purposes		$10,136,816	$21,210,844

*	Indicates a party-in-interest to the Plan.

**	Cost information is not required for participant- directed investments and, therefore, is not included.

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Form 5500, Schedule H, Part IV, Line 4j--
EIN 61-0979818, Plan #007
Schedule of Reportable Transactions

For the Year Ended December 31, 2008

Identity of Party Involved and Description of Asset	Purchase Price	Selling Price	Number of Transactions	Cost of Asset	Realized Gain

Series of transactions in excess of 5%

Community Trust Bancorp, Inc. common stock		$1,011,012	12	$932,658	$78,354

Community Trust Bancorp, Inc. common stock	$1,745,508		27	$1,745,508

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CTBI has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Community Trust Bancorp, Inc.

Date: June 26, 2009	By:	/s/ Jean R. Hale
Jean R. Hale
Chairman, President and Chief Executive Officer

By:	/s/ Kevin J. Stumbo
Kevin J. Stumbo
Executive Vice President and Treasurer
(Principal Financial Officer)

By:	/s/ Howard W. Blackburn, Jr.
Howard W. Blackburn, Jr.
Senior Vice President/Director of Human Resources